

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 12, 2007

J. Lloyd Breedlove
Chief Executive Officer
Telecomm Sales Network, Inc.
116 Morlake Drive, Suite 201
Mooresville, NC 28117

> **Re:** **Telecomm Sales Network, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on January 4, 2007**
> **File No. 333-137479**

Dear Mr. Breedlove:

We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

1.   We note your response to comment 2 in our letter dated October 17, 2006. Please reconcile the number of shares you are registering in the fee table, the summary, selling shareholder, and the recent sales of unregistered securities sections. In addition, the shares issuable upon exercise of warrants does not reconcile to your descriptions in the summary or selling shareholder sections.

2.   We note your response to comment 3 in our letter dated October 17, 2006. Please explain in greater detail the claim process and the related timing under the merger agreement whereby you are seeking the return of all 6,400,000 shares held in escrow.

Security Ownership of Certain Beneficial Owners and Management, page 37

3.   We note your response to comment 16 in our letter dated October 17, 2006. Please list MV Nanotech as a 5% or greater shareholder and disclose in the related footnote the restrictive provisions in the warrant.

Selling Stockholders, page 39

4.   Please be sure that you have identified in the table with a (^) symbol all the individuals that are affiliated with the broker dealers in the January 2006 private placement.

Description of Securities, page 55

5.   We reissue comment 21 in our letter dated October 17, 2006. We note the disclosure in the second paragraph of this section. Please be advised that the disclosure in your prospectus regarding your securities should be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

Exhibits, page II-3

6.   We note your response to comment 30 in our letter dated October 17, 2006. However, we do not see the escrow agreements filed as exhibits on November 17, 2005. Only the merger agreement is filed with the Form 8-K filed on that date. Please advise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have any other questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Lawrence G. Nusbaum, Esq.
        Gusrae, Kaplan, Bruno & Nusbaum PLLC
        120 Wall Street
        New York, NY 10005